SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Varlen Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    922248109
                                 (Cusip Number)

                                 David C. Haley
                              HBK Investments L.P.
                           777 Main Street, Suite 2750
                            Fort Worth, Texas  76102
                                 (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3) (2)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11):  0.0%

14.      Type of Reporting Person: PN

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
1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.0%

14.      Type of Reporting Person: PN


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
1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.0%

14.      Type of Reporting Person: PN, BD

              Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend the Schedule 13D Statement of HBK Investments L.P. dated April 18, 1996, as amended by Amendment No.1 dated May 23, 1996 and Amendment No. 2 dated July 31, 1996 (the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share, of Varlen Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety to read as follows:

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), HBK Main Street Investments L.P., a Delaware limited partnership ("Main Street") and HBK Finance, L.P. ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan
B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Main Street is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Main Street, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

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         Finance is a Delaware limited partnership, the principal business of which is acting as a registered broker dealer. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

         Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

         Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Main Street, Finance and another limited partnership.

         Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

         Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

         Managers

         The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 (a)-(c) is hereby amended in its entirety to read as follows:

         (a)

         None of the Item 2 Persons is the beneficial owner of any shares of Common Stock.

         (b)

         None of the Item 2 Persons has any power to vote or to direct the vote or to dispose or to dispose or to direct the disposition of any shares of Common Stock.

         (c)

         During the past 60 days, the Reporting Persons have purchased (P) and sold (S) Debentures on NASDAQ, as follows:

                                  FACE AMOUNT
                                  OF DEBENTURES
                                  PURCHASED (P)       PRICE PER $100
Item 2 Person      DATE           OR SOLD (S)          FACE AMOUNT

Finance            05/02/97       $      358,000 (P)    $  107.25
Investments (1)    05/02/97              358,000 (P)       107.25
Finance            05/13/97             (500,000)(S)       111.13
Finance            05/14/97           (1,000,000)(S)       111.25
Finance            05/21/97             (500,000)(S)       111.50
Finance            06/03/97           (2,000,000)(S)       115.11
Finance            06/04/97           (5,069,000)(S)       117.10
Investments (1)    06/04/97           (2,638,000)(S)       117.10
Investments (1)    06/04/97             (928,000)(S)       117.10

(1) The Debentures were purchased or sold, as applicable, by HBK Securities Ltd., which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         In addition, during the past 60 days the Reporting Persons have purchased (P) and sold (S) Common Stock on the NASDAQ National Market, as follows:


                                  NUMBER OF SHARES
                                  PURCHASED (P)            PRICE PER
ITEM 2 PERSON      DATE           OR SOLD (S)              SHARE

Finance            05/02/97             (8,700)  (S)     $ 22.25
Finance            05/02/97             (1,500)  (S)       22.75
Investments   (1)  05/02/97             (8,800)  (S        22.25
Investments   (1)  05/02/97             (1,500)  (S)       22.75
Finance            05/07/97            (14,000)  (S)       23.63
Investments   (1)  05/07/97             (6,000)  (S)       23.63
Finance            05/13/97             10,000   (P)       24.00
Finance            05/14/97             20,000   (P)       24.00
Finance            05/21/97             11,000   (P)       24.00
Finance            05/28/97               (900)  (S)       25.25
Finance            05/28/97             (1,300)  (S)       25.13
Investments   (2)  05/28/97               (300)  (S)       25.25
Investments   (2)  05/28/97               (400)  (S)       25.13
Finance            05/29/97            (14,000)  (S)       25.00
Investments   (1)  05/29/97             (6,000)  (S)       25.00
Investments   (1)  05/30/97             (6,000)  (S)       25.00
Finance            05/30/97            (14,000)  (S)       25.00
Finance            06/03/97             48,600   (P)       25.38
Finance            06/04/97            (12,700)  (S)       26.00
Finance            06/04/97              2,200   (P)       26.00
Investments   (2)  06/04/97                700   (P)       26.00
Investments   (1)  06/04/97             (9,000)  (S)       26.00

(1) The shares were purchased or sold, as applicable, by HBK Securities Ltd., which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.
(2) The shares were purchased or sold, as applicable, by HBK Offshore Fund, Ltd., which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         (d) No material change.

         (e) On March 25, 1997, Main Street ceased to be the owner of more than five percent of the Common Stock. On June 4, 1997, the other Reporting Persons ceased to be the beneficial owners of greater than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No material change.
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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

         DATED:     June 6, 1997



                                  HBK INVESTMENTS L.P.


                                  By: /s/ Harlan B. Korenvaes
                                         Harlan B. Korenvaes (1)



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ Harlan B. Korenvaes
                                         Harlan B. Korenvaes (2)



                                  HBK FINANCE L.P.


                                  By: /s/ Harlan B. Korenvaes
                                       Harlan B. Korenvaes (3)


(1) An Authorization Certificate authorizing Harlan B. Korenvaes to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing Harlan B. Korenvaes to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing Harlan B. Korenvaes to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

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EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.